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                           November 17, 2022

       Raymond Ming Hui Lin
       Chief Executive Officer
       CLPS Incorporation
       c/o Unit 1102, 11th Floor, Millennium City III
       370 Kwun Tong Road, Kwun Tong, Kowloon
       Hong Kong SAR

                                                        Re: CLPS Incorporation
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed November 10,
2022
                                                            File No. 333-266951

       Dear Raymond Ming Hui Lin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

       Amendment No. 2 to Form F-3

       Cover Page

   1. Please refer to prior comment 1 and disclose on the cover page that trading in your securities may be
prohibited under the Holding Foreign Companies Accountable Act if the
                                                        PCAOB determines that
it cannot inspect or investigate completely your auditor, Ernst
                                                        & Young Hua Ming LLP.
 Raymond Ming Hui Lin
CLPS Incorporation
November 17, 2022
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameRaymond Ming Hui Lin
                                                         Division of
Corporation Finance
Comapany NameCLPS Incorporation
                                                         Office of Technology
November 17, 2022 Page 2
cc:       James Zhang
FirstName LastName